[redacted]

08004177

ADITYA BIRLA GROUP

RECEIVED
2008 AUG -4 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

30th July, 2008

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai – 400 001

Fax # 022-22723121/ 22722037
22722041/22723719
22722039/22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code – BSE – 500 303

This is further to our Letter dated 21st July, 2008 informing you about the Board Meeting to be held on 31st July, 2008 to interalia consider the unaudited financial results for the quarter ended 30th June, 2008.

Due to certain exceptional circumstances, the above Board Meeting has been postponed and will now be held on Monday, 4th August, 2008.

We request you to kindly take note of the above and condone non-compliance, if any, of clause 41 of the Listing Agreement

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

1. Central Depository Services (India) Ltd.
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

   Fax# 2272 3199

2. National Securities Depository Ltd.
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

   Fax# 24972993 / 6351

3. Listing & Agency Administration
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

   Fax# 00-352-4242-2984

4. Mr. Jonathan L Paterson
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

   Fax #001-212 816 6865

5. Mr. Shekhar Jain
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

   Fax # 022-56672740 / 022-56672779

6. U.S.Securities and Exchange Commission
   Office of International Corporation Finance
   Division of Corporation Finance
   100 F Street, N.E.
   Washington D.C.20549

END